Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, NY  10281

J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179

December 13, 2010

Re:          Cloud Peak Energy Inc.
Registration Statement on Form S-1
Filed November 19, 2010
Registration File No. 333-170744

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

In accordance with Rule 461 of the Act, we hereby join in the request of Cloud Peak Energy Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern time on December 15, 2010, or as soon thereafter as practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. INCORPORATED
RBC CAPITAL MARKETS, LLC
J.P. MORGAN SECURITIES LLC

Acting on behalf of themselves and the several underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ Davide Sala
	Name:	Davide Sala
	Title:	Director

Morgan Stanley & Co. Incorporated

By:	/s/ Carl-Johan Nordberg
	Name:	Carl-Johan Nordberg
	Title:	Vice President

RBC Capital Markets, LLC

By:	/s/ Jennifer Caruso
	Name:	Jennifer Caruso
	Title:	Vice President

J.P. Morgan Securities LLC

By:	/s/ Nicholas J. Chirekos
	Name:	Nicholas J. Chirekos
	Title:	Managing Director

[Signature Page to Acceleration Request]